UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 28, 2023

ARES ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39972	98-1538872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor

New York, New York 10167

(Address of Principal Executive Offices) (Zip Code)

(310) 201-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 hereto and incorporated by reference herein is the investor presentation dated March 28, 2023 (the “Investor Presentation”), which will be used by Ares Acquisition Corporation, a Cayman Islands exempted company (the “Company” or “AAC”) from time to time, with respect to the previously announced business combination (the “Business Combination”) involving AAC and X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-Energy”). The information contained in the Investor Presentation is illustrative summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission (“SEC”) and other public announcements that the Company may make by press release or otherwise from time to time.

The information referenced under Item 7.01 (including Exhibit 99.1 referenced in Item 9.01 below) of this Current Report on Form 8-K is being “furnished” under “Item 7.01. Regulation FD Disclosure” and, as such, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information set forth in this Current Report on Form 8-K (including Exhibit 99.1 referenced in Item 9.01 below) shall not be incorporated by reference into any registration statement, report or other document filed by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the Business Combination with X-energy, AAC has filed a registration statement on Form S-4 (as amended by Amendment No. 1 thereto, filed on March 24, 2023, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

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Forward-Looking Statements

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Contributions and the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

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No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Investor Presentation dated March 28, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Ares Acquisition Corporation
March 28, 2023

	By:	/s/ David B. Kaplan
	Name:	David B. Kaplan
	Title:	Chief Executive Officer and Co-Chairman

Exhibit 99.1 Clean • Safe • Secure • Affordable © 2023 X-Energy Reactor Company, LLC, all rights reserved 1 1 © 2023 X-Energy Reactor Company, LLC, all rights reserved

Disclaimer This presentation (the “presentation”) is being delivered to you by X-Energy Reactor Company, LLC (“X-energy”) and Ares Acquisition Corporation (“AAC”) to assist interested parties in making their own evaluation with respect to a potential business combination of X-energy and AAC and related transactions (the “proposed business combination”). This presentation is provided for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in post-business combination company. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of X-energy and AAC is prohibited. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the proposed business combination. Viewers of this presentation should make their own evaluation of the proposed business combination and of the relevance and adequacy of the information and should make other investigations as they deem necessary. This presentation is not intended to form the basis of any investment decision by any potential investor and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by X-energy, AAC or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. X-energy and AAC disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. X-energy’s, AAC’s and the post-business combination company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, X-energy’s and AAC’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the post-business combination company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the any proposed business combination or related transactions; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy or the post-business combination company’s may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad in a timely way, or at all; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or the post-business combination company’s with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the proposed business combination, when they become available, and the other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict in Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations. Use of Forecasts This presentation contains financial forecasts or forecasts with respect to X-energy’s forecasted financial results. Neither X-energy’s nor AAC’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the forecasts for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These forecasts should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of future performance of X-energy or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All forecasts and estimates included in this presentation are approximations. Financial Information; Non-GAAP Financial Measures The financial metrics disclosed in this presentation have been prepared on a cash basis. Financial information related to X-energy’s performance and results of operations are based on the information available to X-energy at this time, and are subject to change. These results should not be viewed as a substitute for X-energy’s condensed consolidated financial statements prepared in accordance with GAAP that have been audited and reviewed by X-energy’s independent auditors. Accordingly, you should not place undue reliance on these results and key operating metrics. Valuations are as of the dates provided herein and do not take into account subsequent events, including the ongoing impact of COVID-19, the conflicts in Russia and Ukraine, and rising inflation and interest rates, which can be expected to have an adverse effect on certain entities identified or contemplated herein. Additional Information and Where to Find It This presentation is being made in respect of the proposed business combination . AAC has filed a registration statement on Form S-4 with the SEC (File No. 333-269400), which includes a proxy statement and a prospectus of AAC, and each party will file other documents with the SEC regarding the proposed business combination. A definitive proxy statement/prospectus will also be sent to AAC’s shareholders, seeking any required shareholder approval, once ready. Before making any voting or investment decision, investors and security holders of AAC and potential investors in the post-business combination company’s are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by AAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC at www.aresacquisitioncorporation.com. Alternatively, these documents, when available, can be obtained free of charge from AAC upon written request to Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167, Attn: Secretary, or by calling 212 750 7300. Participants in Solicitation AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed business combination. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed business combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section. Industry and Market Data In this presentation, X-energy and AAC rely on and refer to certain information and statistics regarding the markets and industries in which X-energy competes. Such information and statistics are based on X-energy’s management’s estimates and/or obtained from third party sources, including reports by market research firms and company filings. While X-energy and AAC believe such third party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. X-energy and AAC have not independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and X-energy’s and AAC’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but X-energy, AAC and their affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. © 2023 X-Energy Reactor Company, LLC, all rights reserved 2

Ares is a Compelling SPAC Partner for X-energy (1) Leading Partnership with Ares Acquisition Corporation Ares’ Sponsorship and Deep Infrastructure Investing Experience ~1,900 ~3,000 Portfolio >10 IPOs Institutional Companies Ares has successfully brought Relationships Deep executive network and over 10 IPOs to market collaboration across portfolio Significant relationships to companies • Ares Acquisition Corporation (“AAC”) is a special purpose acquisition assist value creation plan company with $478mm of cash-in-trust • Ares Management Corporation (NYSE: ARES) (“Ares”) is a leading global alternative asset manager with ~$352bn of AUM, 2,550+ employees and ~900 investment professionals ~$14bn >$11bn >$3bn Related capital costs for Committed across 265+ Invested or committed across o Given Ares’ robust sourcing and underwriting capabilities, AAC has greenfield generation and infrastructure opportunities 50+ climate infrastructure been highly selective in pursuing a business combination transmission projects opportunities since 2015 • Ares aims to be a leader in climate initiatives by incorporating sustainability further into select investments and business practices o Established track record in climate infrastructure with over $3bn invested or committed since 2015 in companies that, among other things, are working to accelerate the transition to a lower carbon (2) Notable Accolades economy Private Equity Sponsor Renewables Investor of • Ares offers meaningful value creation capabilities for its investments of the Year 2020 the Year (North America) through an experienced public IR team, demonstrated track record of accessing the public markets and dedicated environmental, social and governance (“ESG”) team Note: As of December 31, 2022. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a subsidiary of Ares 1) Investment experience shown includes invested capital from relevant investments made by Ares Infrastructure Opportunities (AIO) and Ares Direct Lending, including Ares Capital Corporation, that are consistent with AIO’s investment mandate 2) The performance, awards/ratings noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance; All investments involve risk, including loss of principal; Please see endnotes for additional information © 2023 X-Energy Reactor Company, LLC, all rights reserved 3

X-energy & Ares – A Differentiated Partnership Compelling Tailwinds in Clean Energy Advanced nuclear is a key component of the clean energy transition and energy security investment themes given its ability to decarbonize power and industrial end markets and provide reliable and continuous operations Significant Market Opportunity with Early Mover Advantages Need for clean, reliable secure energy drives significant addressable market opportunity. Strong customer pipeline of 30+ potential active engagements with multiple revenue streams Advanced Nuclear Technology Leader X-energy’s design drives enhanced safety, lower cost, faster construction timelines, and modular scalability vs. conventional nuclear; broader use cases vs. other SMR competitors, including as a replacement for carbon-intensive power and industrial applications Strong Government Support $1.2 billion of funding from the Department of Energy’s (“DOE”) Advanced Reactor Demonstration Program ( ARDP”) – one of two demonstration awards out of many applicants Existing Shareholder and Strategic Support 100% rollover from existing investors and funding from key strategic partners, including Dow Inc. (“Dow”) and Ontario Power Generation Inc. (“OPG”) Ares Sponsorship $75 million of total Ares commitments and $478 million of cash-in-trust © 2023 X-Energy Reactor Company, LLC, all rights reserved 4

Introduction & Company Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 5

Two Challenges in Nuclear is the only energy source for reliability and decarbonization Opposition “Always-on” baseload energy Global Energy Need to drastically Demand Up Reduce Carbon (1) 50% by 2050 Emissions Generates zero carbon emissions Can be flexibly located near Fossil fuels currently load centers supply ~80% of (2) global energy “Nuclear power plays a significant role in a secure global pathway to net zero” (3) 1) Source: EIA – International Energy Outlook (October 2021) 3) Source: IEA – Nuclear Power and Secure Energy Transitions Report (June 2022) © © 2023 2023 X-X Energy -Energy R eac Reac tor tor Com Com pany pany , LLC , LLC , all , all right right s s res res erv erv ed ed 6 6 2) Source: IEA – New IEA World Energy Outlook (October 2022)

Energy for the Future “ I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder Steam Turbines Nuclear Islands Expected EPZ Digital rendering of a Xe-100 4-pack (320MWe) © 2023 X-Energy Reactor Company, LLC, all rights reserved 7

X-energy at a Glance X-energy’s Advanced Nuclear Technology Founded in Rockville, MD 2009 Headquarters Our High Performing Reactor: Xe-100 Gen-IV High-Temperature Gas-cooled Reactors (HTGR) have Rooted in the nuclear 14 years of investment advantages in sustainability, economics, reliability, safety, and community with proximity to and development versatility in application the DOE and Nuclear Regulatory Commission Each reactor will be engineered to operate as a single 80 MWe (“NRC”) unit and is optimized as a four-unit plant delivering 320 MWe 50+ Years of ~400 R&D Employees Our Clean and Safe Fuel: TRISO-X Our reactors will use tri-structural isotropic (TRISO) particle Leading Gen IV nuclear Built upon years of R&D fuel, developed and improved over 60 years development and in high temperature gas (1) licensing team reactors TRISO is designed not to melt and can withstand extreme temperatures that are well beyond the threshold of current nuclear fuels $1.2bn Federal ~$610mm We manufacture our own proprietary version (TRISO-X) to ensure supply and quality control Funding Investment Selected for DOE's Capital invested to date Other Strategic R&D Initiatives Advanced Reactor with ~$150 million of We’re developing advanced concepts for nuclear power and (2) (3) Demonstration Program committed capital propulsion for potential military, critical infrastructure and space applications 1) As of December 2022 2) Awarded in December 2020 3) As of February 2023, includes $210mm of government funding, $103mm invested capital of Series C-2 financing, including a $30mm investment from Ares Management, and $45mm PIPE commitment from Ares Management © 2023 X-Energy Reactor Company, LLC, all rights reserved 8

Our Traction, Accomplishments & Risk Reduction to Date 2009 - 2014 2015 - 2018 2019 - 2021 2022 - 2023 Initial Concept Technical Development Focus Preparation for Commercialization Customer Wins & Commercialization Acceleration Founded X-energy hired fuel team and Clay Sell appointed CEO Signed framework by Kam begins development of TRISO-X agreement to deploy Xe-100 Ghaffarian for industrial applications • Reactor engineering • Established Initiated commercialization track and Signed agreement to team in place, led by pebble fuel regulatory engagement with Canadian develop a four-unit Xe-100 at Dr. Eben Mulder & Dr. manufacturing Nuclear Safety Commission one of Dow’s U.S. Gulf Coast Martin Van Staden capability sites utilizing ARDP funding • Completed market • Began regulatory engagement Selected for DOE’s Advanced Groundbreaking of TRISO-X study, design choices, with the NRC. Produced first Reactor Development Program advanced nuclear fuel facility and finalizes design pebble in pilot fuel facility (“ARDP”) (one of two demonstration parameters for awards out of many applicants) Xe-100 George Vanderheyden joined as head Inflation Reduction Act passed, providing • of Commercial Division and Chief significant tax incentives for the deployment of Nuclear Officer and builds project advance nuclear reactors delivery team Note: Commercialization assumes regulatory permitting approvals have been obtained to permit construction of a facility as projected. The regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting © 2023 X-Energy Reactor Company, LLC, all rights reserved 9

Leadership Team: Deep Nuclear Roots, Technical & Business Pedigrees Average 25+ Years of Nuclear / Energy Experience with Specialty in Design, Operations, Government Relations and Public Markets Key Leadership Team Steve Miller Dr. Kam Ghaffarian J. Clay Sell Harlan Bowers Senior Vice President & Executive Chairman & Chief Executive Officer President General Counsel Founder 20+ years of energy experience; former 35+ years as a successful entrepreneur 25+ years of energy experience in 25+ years managing successful delivery Senior VP and General Counsel of across energy, space, contracting, and private and public sectors; former of spacecraft programs Constellation Energy Group’s Power technology Deputy Secretary of the U.S. DOE Generation business Mark Mize Dr. Eben Mulder Dr. Pete Pappano Dr. Martin van Staden Senior Vice President & Senior Vice President, Chief President, TRISO-X Vice President, Reactor Chief Financial Officer Scientist Development 25+ years of energy experience; former 30+ years of experience in pebble-bed 18+ years of experience in graphite and 25+ years of experience in power CFO and Treasurer at multiple public design and architecture; former Chief fuel fabrication, including the U.S. DOE generation, including South Africa’s and private companies, including Scientific Officer of South Africa’s Pebble and Oak Ridge National Laboratory PBMR program Petrohawk Energy Bed Modular Reactor (PBMR) Program David Bannister Carol Lane Alan Ho Marcy Sanderson Vice President, Major Vice President, Government Vice President, Chief Vice President, Industrial Commercial Projects Affairs Procurement Officer Applications Execution 35+ years of technical, executive 40+ years in major company executive 15+ years of nuclear engineering 25+ years in policy, legislative, and management, and nuclear power positions; built the Procurement Supply experience, including Project Director business development activities with the industry experience, including Emirates’ Chain organization for Nawah, the and General Manager at SNC-Lavalin executive branch and Congress Barakah Nuclear Project nuclear operating company for ENEC and Deputy Project Director at OPG (1) ~400 Employees Including 34 PhDs and 96 Masters in Engineering / Science 1) As of March 2023 © 2023 X-Energy Reactor Company, LLC, all rights reserved 10

Key Investment Highlights Powerful Significant total addressable market (“TAM”) for advanced nuclear – a carbon-free, always-on generation Tailwinds in source capable of addressing the global need for clean energy Clean Energy Safe, Simplified and designed to be meltdown proof, the Xe-100 drives enhanced safety, lower cost, faster Advanced construction timelines and modular scalability with broader use cases vs. other SMR / conventional nuclear Nuclear competitors, including in carbon-intensive power and industrial applications Design Government Nuclear energy is garnering significant bipartisan support from U.S. government initiatives, including the Company’s $1.2bn ARDP funding and substantial tax incentives in the Inflation Reduction Act (“IRA”) Support Growing External validation from blue-chip customers supporting a pipeline of 30+ opportunities, including potential Customer projects for Dow and OPG, both of whom have provided funding to X-energy Pipeline Attractive Capex-light, services-driven business model, including technology licensing, fuel sales and long-term Business recurring offerings, is designed to drive attractive free cash flow generation Model Innovative Forward-thinking team with an average 25+ years of experience in the nuclear / energy sectors. Management Management has deep capabilities in design, operations, government relations and public markets and is supported by 34 (1) PhDs and 96 Masters in Engineering / Science Team 1) As of December 2022 © 2023 X-Energy Reactor Company, LLC, all rights reserved 11

X-energy is Building Advanced Nuclear Technology © 2023 X-Energy Reactor Company, LLC, all rights reserved 12

X-energy Is Advancing Nuclear Energy Modular design and off-the-shelf Carbon-free, always-on generation components designed to drive source capable of addressing the scalability, accelerated timelines global need for clean energy and ability to manage construction Affordable Clean cost – revolutionizing the construction of nuclear reactors Radically simpler design with 1/6th the TRISO-X fuel is designed not to safety systems of a traditional melt. X-energy plants are designed to reactor. Reduction of components Simple Safe be meltdown proof and are built to enables predictability on costs. require no operator actions under Modular components designed to be adverse conditions road-shipped and assembled on site Load- Load-following capability can support X-energy plants are designed to deliver Versatile intermittent solar and wind power heat at high temperatures (565°C), Following generation. The Xe-100 is designed to providing a clean solution for various ramp up or ramp down between 40% use cases, including critical and full power in 12 minutes industrial applications © 2023 X-Energy Reactor Company, LLC, all rights reserved 13

X-energy & Gen IV SMRs are Key to the Energy Transition X-energy’s solution will outperform other energy sources on key criteria essential to decarbonization (1) SMRs Traditional Renewables Large-Scale Gen III+ / Gen IV Fossil Fuels (Solar & Wind) Nuclear Carbon-Free ûüüüü Power Reliable Baseload üûüüü Power Xe-100 is designed to ramp Efficient Load down to and up from 40% power üûûûü (2) Following in 12 minutes Xe-100 output steam Industrial Heat Use expected to achieve üûûûü Case temperatures well beyond Gen III+ SMRs Emergency Planning (3) -- -- Zone Within Site ûüü Boundary TRISO-X Fuel to be utilized in the Xe-100 is designed to be Fuel Safety ûüûûü meltdown proof Land Efficiency û/üûüüü Source: U.S. Department of Energy, U.S. Nuclear Regulatory Commission, Gen IV International Forum, Nuclear Innovation Alliance, Company websites 1) Advanced Small Modular Reactors (“SMRs”) 2) The Xe-100 is designed to ramp up or ramp down faster than the existing technologies 3) EPZ is expected to match site boundary and is subject to approval by the NRC © 2023 X-Energy Reactor Company, LLC, all rights reserved 14

Xe-100 – A Pioneering Gen IV Nuclear Reactor 80 MWe modular design & manufactured components designed to drive scalability, accelerated timeline and cost control Xe-100 Schematic • Each reactor module is connected to its own steam turbine Nuclear generator or process heat offtake, so modules can be Island TRISO-X constructed / operated independently, and even added as Modular & Fuel demand grows è Standardized Steam Generator • Onsite work is reduced, and a significant portion of quality control is shifted to centralized fabrication & integration facilities Reactor Core Steam at • Simpler, standardized design allows for mass production of 565°C Manufacturable, road-shippable components Road-Shippable è Components • In contrast, the complex design of traditional nuclear construction has required on-site construction Spent fuel • Xe-100 is designed to avoid the need for additional safety stored in systems canisters • Intrinsically safe design means 1/6th the safety systems of a Conventional Intrinsically Safe traditional reactor and fewer materials (e.g., ~95% less è Island concrete than legacy nuclear plants) Power Process • Simple control system with only 4 variables expected to allow for Generation Heat more automated operations & fewer personnel © 2023 X-Energy Reactor Company, LLC, all rights reserved 15

Xe-100 is Attractive Compared to Conventional Nuclear The Xe-100’s lower capital costs, simplified operations and improved safety profile are a significant improvement over conventional nuclear (2) (1) Site-Bounded Emergency Planning Zone (“EPZ”) Xe-100 Conventional Nuclear 320 MWe 4-Pack ~1,150 MWe Power powers ~240k homes powers ~900k homes X-energy expected EPZ • Baseload Power (~26 acres) Applications • Load-Following • Baseload power • Industrial-Grade Steam Typical Large • Fully-Automated Fuel Handling Requires shutdown for Scale Nuclear Refueling • Online Refueling refueling every 18 – 24 months EPZ (10-mile radius) Acreage 26 acres 500 acres Lower Capital Cost Makes Xe-100 More Accessible to Customers Construction 3-4 Years 8-10+ Years Timeline (4) $3.3-10.6bn ~96 for Xe-100 four-pack (320 MWe) # of Site ~212 for three Xe-100 four-packs 400 Employees (960 MWe) (3) $1.1-1.2bn High-assay low-enriched uranium Low-enriched uranium Fuel (~15.5% enriched) (<5% enriched) Xenergy Conventional Nuclear Xe-100 Conventional Nuclear Containment is primarily provided by Large steel and concrete containment ~$3,600/kW ~$2,900-9,200/kW Containment TRISO-X fuel structure Reflects NOAK 320 MWe Reflects 1,150 MWe AP1000 “4-Pack” Light Water Reactor 1) Represents Westinghouse AP1000, the most recently constructed conventional nuclear plant in the U.S. 2) Represents illustrative location, not an actual Xe-100 location 3) Reflects 2020 management estimate for overnight costs of NOAK 320MWe “4-pack” of 80MWe units based on preliminary discussions with suppliers and labor conditions th 4) Source: MIT – Overnight Capital Cost of the Next AP1000 (March 2022); Reflects range of the expected cost of the 10 unit AP1000 constructed to the expected full cost of Plant Vogtle units 3 & 4 (the first Westinghouse AP1000 reactor units to be built in the U.S.) © 2023 X-Energy Reactor Company, LLC, all rights reserved 16

TRISO-X Fuel – Intrinsic Safety (1) The Department of Energy describes TRISO fuel as “the most robust nuclear fuel on Earth” It retains waste and fission products within the fuel during all foreseeable adverse conditions, even worst-case accidents, and it is designed not to melt • X-energy manufactures its own proprietary TRISO encapsulated fuel (“TRISO-X”) to ensure supply & quality control. TRISO Fuel has a 60+ year demonstrated track record through prototype and full-scale reactors • HALEU-based fuel like TRISO-X increases burnup and efficiency, which decreases costs • Because TRISO-X Fuel IS a containment vessel and is designed not to melt, the Xe-100 does not require large, expensive concrete & steel containment structures • The low reactor power density and self-regulating core design means that if cooling stops, the core naturally shuts down. This prevents the reactor from melting under foreseeable adverse conditions and requires no operator actions under such adverse conditions • Physics, not mechanical systems, ensures safety Fuel Process Step 1 Step 2 Step 3 Step 4 èèè ~15.5% Enriched Uranium TRISO Fuel Particle TRISO-X Fuel Pebble Pebble Bed Kernel (~1mm Diameter) (60mm Diameter) >200,000 pebbles form the Feedstock sourced from core of each Xe-100 reactor Uranium kernel encased in ~18,000 TRISO particles per third parties carbon and ceramic layers pebble set in graphite matrix 1) Source: Office of Nuclear Energy – TRISO Particles: The Most Robust Nuclear Fuel on Earth (July 2019) © 2023 X-Energy Reactor Company, LLC, all rights reserved 17

North America’s First Commercial Advanced Nuclear Fuel Fabrication Facility Digital rendering of a TRISO Fuel Facility © 2023 X-Energy Reactor Company, LLC, all rights reserved 18

Fuel Facility Construction Progress Proven Fuel Demonstration Facility Construction of Fuel Facility X-energy TRISO-X Fuel Fabrication Pilot Facility at Oak Ridge National Laboratory Groundbreaking for X-energy’s TRISO-X facility in Oak Ridge, TN in October 2022 North America’s First Commercial Advanced Nuclear Fuel X-energy’s TRISO-X Pilot Facility has been operational since 2017 Fabrication Facility • Features commercial scale singular process line for X-energy TRISO-X • Submitted Category II Fuel Fabrication Facility safety related application to NRC patented fuel manufacturing process in April 2022 and the environmental report in September 2022. In November 2022, the NRC docketed and accepted the application for review • X-energy’s pilot facility employs the same techniques and technologies as those o DOE supported application for fuel facility that will be used in the fuel facility being constructed in Tennessee • Final Fuel Facility Equipment Design Layout completed in Q4 2022 • NRC is familiar with process and has visited site to observe pilot manufacturing • The Fuel Fabrication Facility is designed to handle up to 16 metric tons of uranium per year once fully built-out • Presently producing kilogram batch quantities for commercial contracts, o Installment of production capacity to be staged according to demand and validating TRISO-X product and increasing demand optimal capital allocation © 2023 X-Energy Reactor Company, LLC, all rights reserved 19

Versatility Creates Opportunity for New Nuclear Applications X-energy is targeting end-markets beyond just conventional power generation to satisfy diverse decarbonization needs Conventional High-Temperature Power Steam for Generation Industrial Use Replace & Canadian Oil Sands Re-Use Legacy Decarbonization Coal Sites Clean Critical 24/7 Hydrogen Data Center Production Power Load Following to 24/7 Power for Complement Remote Sites Xe-1 Mobile Renewable Use © 2023 X-Energy Reactor Company, LLC, all rights reserved 20

Versatility Creates Opportunity for New Nuclear Applications (Cont’d) Xe-100 could enable bespoke solutions for the world’s most challenging decarbonization efforts Repurposes Coal Facilities Supports Industrial Applications Enables Clean Hydrogen Production DOE identified ~315 operating and retired X-energy can provide cost-competitive, X-energy can provide clean electricity to coal plant sites (~260 GWe) in 2022 as carbon-free process heat and power to power Hydrogen Hubs candidates for a coal-to-nuclear transition industrial facilities • Nuclear overnight costs could decrease by ~15- • Transportation and industry comprise >50% of US • Hydrogen has the potential to become one of the 35% vs. greenfield construction projects through emissions, 2x that of the electricity grid principal fuels in a low-carbon economy, but it is reuse of coal facility infrastructure highly energy intensive to produce • Potential to increase regional economic activity by • Compared to the intermittent sources of wind and up to $275 million and add hundreds of permanent solar energy, the Xe-100 can provide a reliable jobs to the region while decreasing greenhouse source of energy to power the production of pink gas emissions by 80%+ hydrogen Source: Office of Nuclear Energy – “DOE Report Finds Hundreds of Retiring Coal Plant Sites could Convert to Nuclear” (September 2022); DOE – “Investigating Benefits and Challenges of Converting Retiring Coal Plants into Nuclear Plants” (September 2022); EPA – “Sources of Greenhouse Gas Emissions” (August 2022) © 2023 X-Energy Reactor Company, LLC, all rights reserved 21

X-energy’s Thermal Output is Well Positioned to Satisfy Most Industrial Applications Steam Output Temperature 100 °C 200 °C 300 °C 400 °C 500 °C 600 °C 700 °C 800 °C 900 °C 1,000 °C HTSE and Thermo-Chemical Hydrogen Production 800-1,000°C Coal Gasification Hydrogen Steam Reforming 500-900°C Biomass Hydrothermal Gasification Cogeneration of Electricity / Steam 350-800°C “[High Temperature Gas-Cooled Reactors] have the most market potential for Oil Shale & Oil Sand Processing 300-600°C supplying industrial heat applications” Petroleum Refining 250-550°C – Ethanol Concentration 80- Seawater Desalination 200°C District Heating Gen III+ SMRs Source: Steam output temperatures based on respective SMR technology and selected public company disclosure © 2023 X-Energy Reactor Company, LLC, all rights reserved 22

Competitive Position Reinforced by $1.2 Billion ARDP Grant X-energy’s selection for the DOE’s Advanced Reactor Demonstration Program represents a critical advantage over other competitors Construction of the Commercialization of ARDP to Fund: 1 Design of the Xe-100 2 3 first fuel facility the first reactor What ARDP Selection Means to X-energy In December 2020, X-energy was selected to receive $1.2bn in funding to deliver a first-of-a-kind commercial advanced nuclear plant and TRISO-X fuel fabrication facility ü Recognition from the DOE as an advanced reactor technology of choice (one of two demonstration awards out of many applicants) (1) ü Funds all remaining design, licensing, commercialization and construction of the first-of-a-kind reactor as a 50% DOE cost share ü Secures first customer deployment ü Strengthens DOE’s support of the advancement of TRISO fuel In May 2020, the DOE announced the ARDP to accelerate the development of advanced nuclear reactors through cost-share partnerships, believing that advanced nuclear energy systems hold enormous potential to lower emissions, create new jobs and build a stronger economy Note: Commercialization assumes regulatory permitting approvals have been obtained to permit construction of a facility as projected. The regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting 1) In November 2021, President Biden signed into law the Infrastructure Investment and Jobs Act, which included $2.5bn of appropriated funding for ARDP © 2023 X-Energy Reactor Company, LLC, all rights reserved 23

Partnership with Industry-Leading, Blue-Chip Customer On March 1, 2023, Dow and X-energy announced their entry into an agreement to build the Xe-100 under the ARDP Project Overview • Dow and X-energy have signed a joint development agreement (“JDA”) to deliver the first advanced nuclear reactor for an industrial site in North America and to provide process heat and power at a Dow U.S. Gulf Coast facility by ~2029 • Dow and X-energy expect to finalize site selection in 2023 • Dow will benefit from the 50% cost share provided by the U.S. Department of Energy, as well as the incentives included in the Inflation Reduction Act Dow is one of the world’s largest diversified chemical manufacturing companies • The JDA is driven by Dow’s corporate commitment to reduce its net annual carbon emissions by 5 million metric tons versus its 2020 baseline (15% reduction) • The JDA includes up to $50mm in engineering work, including the preparation and submission of a Construction Permit application to the NRC The collaboration with X-energy and the DOE will serve as a leading example of how the “ industrial sector can safely, effectively and affordably decarbonize.” – Jim Fitterling, Dow Chairman and CEO Note: Commercialization assumes regulatory permitting approvals have been obtained to permit construction of a facility as projected. The regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting © 2023 X-Energy Reactor Company, LLC, all rights reserved 24

Meaningful Customer Support Industry leaders in both power generation and industrial applications recognize the Xe-100’s ability to facilitate decarbonization Energy Northwest is a Washington state public power Grant County Public Utility District (“GCPUD”) is a OPG is the third largest utility in Canada and one of joint operating agency and a premier provider of member of Energy Northwest and a public utility in the largest, most diverse power producers in North carbon-free electricity Washington state America • Energy Northwest remains committed to deploying • GCPUD considers a deployment of the Xe-100 in • On July 12, 2022, OPG and X-energy signed a advanced nuclear technology in Washington state Grant County by 2032, after a competitive framework agreement to deploy Xe-100 reactors selection process for industrial applications in Canada • Energy Northwest expects to build the Xe-100 on the site of its WNP-1 reactor project, located within • Grant County is seeking new sources of reliable, • OPG is the first utility to announce intention to the Hanford Nuclear Reservation in eastern affordable and emissions-free electricity to support promote application of SMR’s to industrial heat Washington its rapidly growing population, which has outpaced applications the U.S. annual growth rate 28 out of the last 30 • Energy Northwest has received considerable years, and continued strong demand from project interest from both utility and industrial • OPG has made multiple investments into X-energy commercial customers like data centers customers – with a fast-approaching need for new and has a board seat, demonstrating OPG’s sources of carbon-free energy – and the agency commitment to X-energy’s future success remains focused on pursuing a deployment this decade “Working with X-energy on the Xe-100, we can help “The X-energy Xe-100 is Energy Northwest’s “We’ll learn from the lessons of this first deployment heavy industry reach climate change goals by preferred small modular reactor technology” with Dow, so that we may quickly follow with our Xe- using clean, safe electricity and high temperature 100 plant in Grant County by 2032” steam efficiently produced through evolutionary nuclear technology” – Ken Hartwick, OPG President and CEO – Bob Schuetz, Energy Northwest CEO – Kevin Nordt, GCPUD’s Chief Resource Officer Source: Grant County Economic Development Council © 2023 X-Energy Reactor Company, LLC, all rights reserved 25

Growing Customer Pipeline X-energy’s current pipeline represents 30+ estimated opportunities across a variety of use cases and geographies Tier I – Advanced Partnerships In active negotiations with six parties, each with unique use cases Confidential Confidential European Utility U.S. Utility Signed joint development Signed framework Xe-100 is preferred SMR Considering deployment of Looking to replace legacy Focused on meeting site agreement to support the agreement to deploy Xe- technology, and is Xe-100 in Grant County by (Generation II) nuclear demand needs and development and 100s at industrial sites in committed to deploy 2032 assets modular scalability over commercial demonstration Ontario and throughout advanced nuclear technology time of the country’s first Canada in Washington state advanced nuclear reactor Classification Potential Customers Proposed Use Cases Customer Geography Advanced Partnerships Tier I 6 Parties In negotiations with five parties, each with unique use cases Electricity Industrial Heat Coal Replacement Actively Engaged 7 Parties Tier II In discussions on potential project specifications Hydrogen Mining Early Discussions Data Center Tier III Pursuing customer with multiple conversations to assess the Xe- 22 Parties 100 as a decarbonization solution 30+ Parties © 2023 X-Energy Reactor Company, LLC, all rights reserved 26

Market Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 27

Global Macro Themes Drive Support for Nuclear (1) Nuclear Can Support Decarbonization Beyond Electric Power Clean Nuclear Baseload Power Complements Intermittent Renewables (2) U.S. Renewables Projected Capacity Growth (GW) 1,500 Commercial & Agriculture Residential 11% 13% 1,000 500 - Total U.S. Greenhouse Gas 2022 2029 2036 2043 2050 Transportation Electric Power Emissions by 27% (3) 25% U.S. Capacity Factors by Energy Source Economic Sector 1 Capacity factor is the measure of (2020) 93% actual energy produced versus the maximum that could be produced at full output for the same period 35% 25% Industry 24% Nuclear Wind Solar Nuclear can fill the void and support high grid reliability as more renewables Nuclear reactors provide broad opportunities to significantly contribute to are added to the grid to replace fossil fuel retirements the decarbonization of the economy 1) EPA – Sources of Greenhouse Gas Emissions (August 2022) st 2) BNEF – U.S. Projected Capacity Growth as of November 1 , 2022 3) U.S. Energy Information Administration – Capacity Factors for Utility Scale Generators Primarily Using Non-Fossil Fuels © 2023 X-Energy Reactor Company, LLC, all rights reserved 28

Clean Energy Transition Drives Market Opportunity X-energy is well positioned to address the potential ~$1 trillion market for SMRs in the United States, Canada and UK alone • Global Electricity Demand: Initial X-energy target markets – the U.S., (1) UK and Canada – comprise about a third of global electricity usage , Global TAM so rest of world represents additional upside to market size Global electricity demand expected to increase 50% by 2050 • Total Addressable Market (“TAM”): Cumulative potential use cases (1) U.S. / Canada / UK TAM (~30% of Global) for SMRs and all energy alternatives, including power generation, Capacity Additions industrial applications and behind-the-meter (“BTM”) generation • TAM is driven by retirement of existing U.S. capacity (e.g., 471 GW by 2040 676 GW by 2050 coal) and expected growth in energy demand • Serviceable Addressable Market (“SAM”): Share potentially served U.S. / Canada / UK SAM by SMRs, which identifies GWs that are best served by SMR due to Capacity Additions differentiated attributes such as energy, capacity and steam • SMRs are anticipated to capture 20% of the TAM in 2050 67 GW by 2040 134 GW by 2050 • SMRs are well positioned to gain market share at higher electrification levels as it becomes increasingly difficult to site reliable clean alternatives • 134 GW by 2050 implies 400+ 320 MWe Xe-100 4-pack ~$1 Trillion Total Revenue Potential in reactors U.S. / Canada / UK by 2050 Source: PA Consulting; EIA Note: GW values are in derated terms and will be higher in nameplate terms; Canada is extrapolated from Ontario and Alberta results 1) Global electricity usage does not include demand from China, Iran, North Korea, Russia, Syria and Venezuela © 2023 X-Energy Reactor Company, LLC, all rights reserved 29

Need for New Capacity Creates Significant Revenue Opportunity Energy transition provides significant SAM opportunity, driven by the enhanced safety, energy security and reliability of SMRs Illustrative Estimate of X-energy’s Market Opportunity SMR SAM in Context of Energy Transition 2040E 2050E 67 GW = 134 GW = U.S. / Canada / UK SAM EV Charging 67,000 MW 134,000 MW (3) Infrastructure (U.S.) ~$200bn SMR SAM Xe-100 4-Pack of 80 MWe (U.S. / Canada / UK) 320MWe Reactors ~$1 Trillion Illustrative Lifetime Revenue of Xe-100 4- ~$2.0 – ~2.5bn (1) Pack (4) EV Battery (U.S.) SAM Revenue ~$500bn ~$1 Trillion ~$850bn (2) Opportunity by 2040 by 2050 Source: PA Consulting Note: GW values are in derated terms and will be higher in nameplate terms; Canada is extrapolated from Ontario and Alberta results 1) Illustrative 4-pack of Xe-100s (320MWe) economics assume NOAK status achieved and 60-year life of plant; see pg.37 for detailed illustrative unit economics 2) Based upon midpoint of the illustrative lifetime revenue of Xe-100 4-pack; see page 38 for illustrative revenue estimates 3) Based upon BNEF’s estimates of cumulative investment into U.S. electric vehicle charging infrastructure by 2040 4) Based upon BNEF's estimates of cumulative U.S. electric vehicle sales by 2040; battery opportunity assumes 70 kWh pack sizes and $85 / kWh © 2023 X-Energy Reactor Company, LLC, all rights reserved 30

Policymakers Recognize the Importance of Nuclear to Address the Global Need for Clean Power United States International I have long supported the It can’t be done with wind and Nuclear is the only form of reliable, low carbon electricity generation which commercialization of advanced solar alone. We have to be a has been proven at scale and returns more than a hundred times as much nuclear technologies as a zero- country that steps up and says it power as a solar site of the same size. We can only secure a big enough emission source of baseload has to be…new advanced baseload of reliable power for our island by drawing on nuclear. energy. nuclear energy. British Energy Security Strategy (2022) Senator Joe Senator Cory £700 (1) UK Base Electricity Futures Manchin Booker (D-NJ) (GBP per megawatt hour) £600 (D-WV) (2021) (2019) £532 £500 Nuclear energy is a very clean, Nuclear has to be part of the £400 very reliable way to generate array of clean energy £300 energy safely - as we do every technologies, zero-carbon £200 single day in this country in emitting baseload power. £100 multiple sites. £131 £0 Jennifer Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Senator Marco Granholm, U.S. Rubio DOE Secretary (R-FL) (2022) (2022) Nuclear Energy – as a non-emitting source of energy – is critical to the achievement of Canada's and the world’s climate goals. Billions allocated to nuclear in every recent significant energy-related legislation (e.g., Inflation Reduction Act, Infrastructure Act) with Jonathan Wilkinson, Natural Resources strong bipartisan support under both Republican and Democratic Minister (CNA) (2022) Presidential Administrations 1) FactSet as of December 2, 2022 © 2023 X-Energy Reactor Company, LLC, all rights reserved 31

Inflation Reduction Act Represents a Significant Increase in U.S. Government Support for the Advanced Nuclear Industry New U.S. government support will meaningfully accelerate the deployment of advanced nuclear reactors U.S. Government Funding for Advanced Nuclear ($ in millions) Investment tax credits of up to 50% of initial ü Inflation Reduction Act’s Investment Tax Credit and capital costs or inflation-adjusted production Production Tax Credit represent a meaningful increase (2) tax credits for advanced nuclear in government support for advanced nuclear. Investment tax credits can equal up to 50% of initial capital cost ü$700mm has been slated in appropriations to support the availability of HALEU nuclear fuel for research, development and demonstration ü The IRA has increased the DOE’s loan guarantee program to $250bn, which could be applicable to certain advanced nuclear projects ~$3,500 Case Study: Solar Industry Demonstrates Tax Credit Impact Since the solar Investment Tax Credit was enacted in 2006, the (1) Previously Announced Programs Inflation Reduction Act (3) U.S. solar industry has grown by more than 200x 1) Includes Research Funding (i.e., average annual research funding for advanced nuclear since 2009 according to DOE) of $66mm, Project Pele of $40mm, HALEU Demonstration program of $170mm and ARDP of $3.2bn 2) Inflation Reduction Act includes $700mm to support HALEU and also provides our customers the option of electing either the Investment Tax Credit or the Production Tax Credit (see next page for additional detail) 3) Source: Solar Energy Industries Association – Solar Investment Tax Credit (August 2022) © 2023 X-Energy Reactor Company, LLC, all rights reserved 32

IRA Provides Significant Support for SMR Deployment Up to $830mm in tax credits per 4-pack reactor fundamentally enhances SMR economics for customers (1) (2) Clean Electricity Production Tax Credit (§ 45Y) Clean Electricity Investment Tax Credit (§ 48E) Up to ~$83 million potential tax credits to customer per 4-pack Up to ~$660 million potential tax credits to customer per 4-pack Per Customer reactor per year for 10 years, adjusting each year for inflation reactor total, claimed in the year when the plant is placed in service Benefit Customers will have the option to select the Production Tax Credit or the Investment Tax Credit depending on which is most advantageous 20% 320MWe 8,760,000 $~1,100mm Anticipated 3.12 50% plant 95% (converting Overnight construction Investment ¢/kWh tax Investment Potential Value (4-pack of utilization MWe to costs to customer per Tax Credit (4) credit Tax Credit Creation (3) (5) 80MWe) kWh) 4-pack reactor plant Cost Step (6) Up Tax credit of 1.5¢/kWh adjusted annually for inflation (2.6¢/kWh in 2022) of Tax credit of 30% of the initial capital cost in a facility electricity produced and sold for 10 years of electricity production § + 10% boost if reactor is in an energy community (e.g. former § + 10% boost if reactor is in an energy community (e.g. coal mine or brownfield site) former coal mine or brownfield site) How it Works § + 10% boost if reactor constructed with domestic iron and steel (or an § + 10% boost if reactor constructed with domestic iron and exception applies) and a minimum of 40% domestic manufactured steel (or an exception applies) and minimum percentage of product domestic manufactured products = up to 50% tax credit on upfront capital costs = 3.12 ¢/kWh total credit Note: See end note for key assumptions © 2023 X-Energy Reactor Company, LLC, all rights reserved 33

Support for Nuclear Continues to Gain Momentum Majority of states either already have nuclear facilities or are supportive of adopting SMR development Montana – Passed Washington – Enacted Indiana – Passed state legislation to ease state Nebraska – State bill West Virginia – Governor Justice Clean Energy law directing state PUC authorization to build new passed to provide tax signs bill eliminating the state’s Transformation Act to adopt rules for building nuclear reactors incentives for SMRs ban on development of nuclear requiring phase-out of Inflation Reduction Act SMRs and offering (2022) (2021) energy sources (2022) fossil fuels financial incentives (2019) Investment / Production Tax Credits (2022) $700mm HALEU Support Wyoming – Governor Gordon signed legislation to allow retired coal and gas facilities to be replaced with SMRs (2020) and to provide tax incentives for SMR projects (2022) Advanced Reactor Virginia – Governor Demonstration Program Youngkin proposes SMR in State Energy Plan and Additional $2.5 billion from the Bipartisan to make Virginia a Infrastructure Law nuclear hub (2022) Policies in place or under consideration to support States with utilities that already operate advanced nuclear nuclear facilities Source: PA Consulting (October 2022) © 2023 X-Energy Reactor Company, LLC, all rights reserved 34

Progress on U.S. Regulatory Process Key NRC Milestones We are a frontrunner in the deployment of advanced reactors; current scope of work under the Dow joint development Q2 2022: X-energy submitted first ever Category II Fuel Fabrication facility license agreement includes the preparation and submission of the site- application to the NRC specific construction permit application to the NRC The Company is pursuing a well-established, risk-informed licensing process in the U.S., pursuant to regulations at 10 C.F.R. Part 50, that has Submitted 8 topical reports and 10 white papers to the NRC to date been used by more than 100 reactors (including nearly all currently licensed reactors), and the design review process in Canada, each to enable an efficient and timely evaluation of the design Example Topical Reports • This approach enables X-energy to seek approval efficiently for its advanced reactor design in the U.S. within the existing regulatory framework • The NRC has familiarity with high temperature gas cooled reactors from the Next Generation Nuclear Plant project and ongoing advanced reactor activities Industry leading licensing team of 15 professionals in continuous engagement with the NRC, facilitated by our close proximity to the NRC in Rockville, MD Topical reports address aspects of the Xe-100 that may be new or different for the agency. Submitting reports early in the process is meant to increase the overall efficiency of the licensing process • Once the NRC has approved a topical report, it can be relied upon in a plant-specific licensing action (subject to applicability) © 2023 X-Energy Reactor Company, LLC, all rights reserved 35

Financial Summary © 2023 X-Energy Reactor Company, LLC, all rights reserved 36

Capex light, Services-Driven Business Model Drives Attractive Financial Metrics Project Services Description • Licensing fees for use of proprietary Xe-100 technology Licensing Fee • X-energy to coordinate assembly & construction support Reactors Assembly & rd with customers and 3 party vendors Construction – X-energy is not anticipated to hold inventory associated with assembly & construction • With knowledge and expertise on licensing, Project Planning construction, procurement and other processes, X- energy intends to provide customers with a full suite of Regulatory Support value-added services during development of the Services reactor Procurement Support • Expected to generate long-term recurring revenue Ongoing Long-Term streams (including ongoing maintenance, operator Services training, etc.) through the 60+ year life of a facility • X-energy to provide customers with initial fuel load and intends to also generate additional long-term recurring revenue streams from TRISO-X required to refuel plants for the 60+ year life of a facility Initial Fuel Load • X-energy does not intend to bear any inventory risk Fuel Annual Refueling associated with uranium or fuel and instead provides services for customers • X-energy has no responsibility for management of spent fuel © 2023 X-Energy Reactor Company, LLC, all rights reserved 37

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) Cash Revenue Timing Estimated Category Gross (1) Margin FOAK NOAK T-6 T-5 T-4 T-3 T-2 T-1 COD T+1Æ LT Xe-100 Licensing Fees 100% $75mm $250mm 20% 20% 60% (2) Assembly & Construction 0-10% $700-750mm $550-600mm 25% 25% 25% 25% Fuel Initial Load 5-10% $45-50mm $45-50mm 100% ~$10mm / Yr. Refueling ~15% ~$10mm / Yr. (~$600mm Over Life of Plant) Services Project Planning ~25% ~$10mm / Yr. ~$10mm / Yr. Regulatory & Procurement Support 15-20% ~$150mm / Yr. ~$125mm / Yr. Commissioning Support 60-70% $90-100mm $80-90mm 100% $4-5mm / Yr. Long-Term Services ~20% ~$7mm / Yr. ($240-300mm Over Life of Plant) Note: Assumes 60-year life of plant 1) Model assumes X-energy achieves NOAK status after 25 reactors are put into commercial operation 2) Assumes assembly and construction delivered at cost initially. Gross margins rise to +10% over time as X-energy realizes efficiency gains in assembly and construction processes © 2023 X-Energy Reactor Company, LLC, all rights reserved 38

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) (Cont’d) ILLUSTRATIVE 4-PACK REACTOR (320MWe) ECONOMICS 60-Year Life ($USD in millions) T-6 T-5 T-4 T-3 T-2 T-1 COD T+1 LT of Plant Licensing Fee - $50 $50 - - - - $150 - $250 Assembly and Construction - - 144 144 144 144 - - - 575 Fuel - - - - - - 58 10 580 648 Services 10 10 125 125 125 125 90 5 261 875 Revenue $10 $60 $319 $269 $269 $269 $147 $165 $841 $2,348 Licensing Fee - $50 $50 - - - - $150 - 250 % Gross Margin 100% 100% 100% 100% Assembly and Construction - - 7 7 7 7 - - - 29 % Gross Margin 5% 5% 5% 5% 5% Fuel - - - - - - 5 2 87 94 % Gross Margin 9% 15% 15% 14% Services 3 3 22 22 22 22 56 1 52 202 % Gross Margin 25% 25% 18% 18% 18% 18% 63% 20% 20% 23% Gross Profit $3 $53 $79 $29 $29 $29 $61 $152 $139 $574 % Gross Margin 25% 88% 25% 11% 11% 11% 42% 93% 17% 24% Note: Illustrative 4-pack of Xe-100s (320 MWe) economics assume mid-point of estimated gross margins and cash revenues, NOAK status achieved and 60-year life of plant © 2023 X-Energy Reactor Company, LLC, all rights reserved 39

Delivery Schedule & Other Key Assumptions (1) COD Schedule Range Other Key Assumptions 20 • Cash from ARDP cost share program is treated as revenue, with the Company expecting to recognize ~$2bn of revenue (80-85% of direct costs) from 2023 through 2027, split ~$1.2bn of government funding and the (2) remaining revenue assumed to come from our partner 16 o Upon completion of ARDP, X-energy is expected to have ARDP finished (i) the design & licensing of the Xe-100, (ii) the 14 assembly & construction of the first 4-pack Xe-100 reactor and (iii) the construction of the 16 MTU Fuel Fabrication Facility (build out of production capacity to be staged according to demand and optimal capital allocation) 12 12 o Approximately 50-55% of ARDP revenue and ~55% of direct costs to be recognized between 2023 and 2024 10 • Fuel Fabrication Facility: $50-60mm per 8 MTU expansion 7 o Expansion requires approximately 2 years lead time Capital o Each Xe-100 x4 requires ~6.2 MTU for initial load and ~1.8 Expenditures MTU per year thereafter • Annual maintenance of $5-10mm per 8 MTU plant 5 • Free cash flow breakeven estimated to be achieved upon 2 receiving pre-COD revenue related to the first 1-3 Xe-100 (3) Other 4-pack commercial sales 1 • SG&A greater of $65mm per year or 1.25% of total revenue Year 0 Year 2 Year 4 Year 6 Steady-State Note: Commercialization assumes regulatory permitting approvals have been obtained to permit construction of a facility as projected. The regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting 1) Represents COD schedule range for a 4-pack of Xe-100s (320 MWe) 2) Terms of cost sharing agreement subject to ongoing negotiations with X-energy’s partner 3) Excluding the Advanced Reactor Demonstration Program © 2023 X-Energy Reactor Company, LLC, all rights reserved 40

Transaction Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 41

Transaction Overview Illustrative Pro-forma Valuation Summary (1) § Pre-money equity value of $2.0+ billion in the SPAC merger Transaction Share Price $10.00 (3) § $103 million secured from investors in private round of financing (“Series 266 Pro-forma Shares Outstanding C-2 Financing”), including $30 million from Ares and $73 million from OPG, Equity Value $2,660 Segra Capital Management and others (4) (516) (-) Pro-forma Net Cash § $45 million PIPE commitment by Ares Management (the “PIPE Financing”) Enterprise Value $2,145 § All proceeds raised (after transaction costs) will go to the balance sheet § For illustrative purposes, the sources and uses below reflect the Series C-2 Financing, PIPE Financing and SPAC Transaction as if they closed at the same (5,6) Illustrative Pro-forma Ownership (%) at Closing (1) time Series C-2 (7) Ares Sources ($ in millions, except per share values) 3% 6% (2) $478 AAC Cash-in-Trust Series C-2 Financing 103 SPAC Existing PIPE Financing 45 Shareholders 18% X-energy Equity Rollover 2,000 Total Sources $2,626 Uses X-energy Equity Rollover $2,000 Rollover Equity 73% Cash to Balance Sheet 546 Estimated Transaction Fees 80 Total Uses $2,626 Note: Ares Acquisition Corporation (“AAC”), Ares Management Corporation (“Ares Management”) and its affiliates and/or investment vehicles are collectively referred to herein as “Ares” 1) $75 million of the Series C-2 Financing closed on December 9, 2022 and resulted in an increase in the pre-money equity value to $2,075 million. An incremental $28 million of Series C-2 Financing closed on February 22, 2023 and did not impact the pre- money equity value. Note that investors in the Series C-2 Financing will receive consideration in the SPAC merger on terms that are 10% more favorable than those on which potential investors may invest and any such discount will be absorbed by the existing X-energy equity holders 2) Based on the cash-in-trust as of February 3, 2023 after certain AAC shareholders exercised their redemption right. Illustrative, as if no AAC shareholders exercise their redemption rights to receive cash from the trust account at closing. Assumes an illustrative closing date of May 31, 2023 3) Assumes PIPE shareholders exercise their right to exchange Series A Preferred stock for Class A common stock 4) Calculated using $30 million of existing net debt as of September 30, 2022 and $546 million net cash from the SPAC transaction 5) Per the executed Business Combination Agreement (“BCA”), between AAC and X-energy, AAC's sponsor, Ares Acquisition Holdings LP, will forfeit a portion of its promote shares in the event of shareholder redemptions 6) Assumes $10 share price, excludes impact of warrants, earn-outs and high-vote shares to be held by certain rollover equity holders, which will entitle such holders to 10 votes per share 7) Includes Ares Management’s shares purchased and committed in the Series C-2 Financing and potential future PIPE Financing; assumes the potential PIPE investors receive common equity at $10 per share; final terms may vary © 2023 X-Energy Reactor Company, LLC, all rights reserved 42

Selected Publicly Traded Companies Small Modular Reactors Nuclear Services / Equipment Energy Transition Note: Selected Publicly Traded Companies information provided for illustrative purposes only. The Selected Publicly Traded Companies included in this presentation operate in different segments and industries and the projected financial performance and growth are not necessarily indicative of X-energy’s performance or growth. © 2023 X-Energy Reactor Company, LLC, all rights reserved 43

Selected Publicly Traded Companies – Operational Statistics SMR Nuclear Services / Equipment Energy Transition ’24E-’26E ’22E-’24E Median: 7% ’22E-’24E Median: 33% 129% 52% 37% 33% 26% 11% 7% 6% 7% SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 20% 2024E Median: 20% 36% 32% 24% 20% 20% 18% 10% (1) 6% 1% Source: Public company filings and broker estimates from CapitalIQ as of 3/3/2023 Note: Metric noted as “N.M.” when metric not available; Information presented includes forecasts and other forward-looking information based on reports, industry publications and other third-party sources and may be incomplete or inaccurate; Actual results may vary 1. Nuscale management estimate of 23% based on cash EBITDA metric disclosed in the April 2022 Investor Presentation; “Cash EBITDA” reflects net income before interest, tax, depreciation and amortization, plus (or Median minus) any increases (or decreases) in deferred revenue and any decreases (or increases) in work in progress during the year; Work in progress represents the raw materials, labor, and overhead allocated to partially completed power modules © 2023 X-Energy Reactor Company, LLC, all rights reserved 44 REVENUE CAGR EBITDA MARGIN

Selected Publicly Traded Companies SMR Nuclear Services / Equipment Energy Transition 2025E 2023E Median: 3.0x 2023E Median: 6.2x 10.4x 9.5x 6.2x 4.6x 5.5x 3.6x 3.4x 3.0x 2.1x SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 2.8x 2024E Median: 5.6x 8.2x 7.4x 5.6x 3.8x 3.6x 3.4x 2.8x 1.9x 1.7x Median Source: Public company filings and broker estimates from CapitalIQ as of 3/3/2023 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available © 2023 X-Energy Reactor Company, LLC, all rights reserved 45 TEV / REVENUE

Selected Publicly Traded Companies (Cont’d) SMR Nuclear Services / Equipment Energy Transition 2025E 2023E Median: 14.9x 2023E Median: 31.4x 33.0x 31.4x 23.8x 15.5x 14.9x 13.4x N.M N.M. N.M. SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 13.8x 2024E Median: 22.9x 27.2x 23.0x 22.9x 18.9x 13.9x 13.8x 10.5x N.M N.M. Median Source: Public company filings and broker estimates from CapitalIQ as of 3/3/2023 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available © 2023 X-Energy Reactor Company, LLC, all rights reserved 46 TEV / EBITDA

Appendix © 2023 X-Energy Reactor Company, LLC, all rights reserved 47

Glossary Term/Abbreviation Meaning Baseload Power The minimum amount of electric power delivered or required over a given period of time at a steady rate. Baseload Power Source Base load power sources are the plants that operate continuously to meet the minimum level of power demand 24/7. Brownfield site A brownfield site is any previously developed land that is not currently in use. Capacity Factor The measure of actual energy produced versus the maximum that could be produced at full output for the same period. COD Commercial operations date. DOE The Department of Energy administers aspects of the country's energy policy. The Department of Energy also funds scientific research in the field. (Department of Energy) Category II facilities are licensed to possess special nuclear material of moderate strategic significance. These facilities include HALEU fuel cycle facilities, Category II some non-power reactors and some medical isotope facilities. EPZ A zone around a nuclear power plant in which emergency protective action plans are designed to avoid or reduce radiation doses from inhaling radioactive (Emergency Planning Zone) particles. FOAK Used in engineering economics where the first item or generation of items using a new technology or design can cost significantly more than later items or (First of a Kind) generations. Generation IV Advanced Nuclear A broad class of nuclear reactors and other technologies that are non-light water based technologies that have been designed in order to remedy weaknesses Technologies associated with traditional light water reactor designs. HALEU Uranium that has been enriched to between 5% and 20%. (High-Assay Low-Enriched Uranium) Inability of a renewable energy source to deliver a steady supply of electricity. For example, solar power stops at night and wind power stops when there is not Intermittence enough wind. IRA The Inflation Reduction Act of 2022 is the FY2022 reconciliation bill, which sets out to reduce the national deficit, address climate change, invest in clean (Inflation Reduction Act of 2022) energy, lower the cost of health insurance and prescription drugs, and reform and enforce the tax code. KWh One kilowatt of power for one hour. (Kilowatt Hour) Load Following A power plant that is able to adjust its power output on demand in order to follow changes in electric grid demand throughout the day. MWe A megawatt electric is one million watts of electricity generation capacity. (Megawatt electric) NOAK Later example of new technology or design that typically costs significantly less than previous examples. (Nth of a kind) NRC An independent agency of the United States government tasked with protecting public health and safety by regulating civilian uses of nuclear materials, (Nuclear Regulatory Commission) including for nuclear energy. © 2023 X-Energy Reactor Company, LLC, all rights reserved 48

Risk Factors 1) Our business requires substantial investment. At the time of proposed business combination announcement, the aggregate capital raised from the Series C-2 Financing and PIPE Financing will be sufficient to satisfy the minimum cash condition for the transaction; however, the commitments will not be sufficient to finance the total capital required for the business plan. To the extent we have significant redemptions in connection with this proposed business combination or are unable to raise the level of capital we contemplate as part of the proposed business combination, we will be required to make significant adjustments to our business plans in light of our available capital resources. For example, we will have to reduce future costs, which could materially impact our business plan, including potentially deferring our TRISO-X fuel fabrication facility, not pursuing some of our other strategic objectives and/or limiting the resources available to further develop our design, sales and manufacturing efforts. 2) Our corporate expenditures, including our corporate level outspend, are subject to numerous risks and uncertainties, including uncertainties related to the impact of inflation, evolving regulatory requirements, raw material availability, global conflicts, global supply chain challenges and component manufacturing and testing uncertainties, among other factors. Accordingly, it is possible that our overall cash outspend could be higher than the levels we currently estimate, and any increases could have a material adverse affect on our business, financial condition and results of operations. 3) In order to fulfill our business plan, we may require additional funding. To the extent we require additional funding in the future, such funding may be dilutive to our investors and no assurances can be provided as to terms of any such funding. Any such funding and the associated terms will be highly dependent upon market conditions and the progress of our business at the time we seek such funding. 4) If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed. 5) We have not yet delivered the Xe-100 or any other SMR to customers and have not achieved final investment decisions for any of our reactors. Any setbacks we may experience during our first commercial delivery planned for 2029 and other demonstration and commercial missions or failure to obtain final investment decisions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation. 6) We will depend on pre-sales revenue to fund our demonstration, corporate growth and commercial development. Any delays in the development and manufacture of our SMRs and related technology may adversely impact our business and financial condition. 7) The amount of time and funding needed to bring our nuclear fuel to market at scale may greatly exceed our expectations. 8) We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. Continued full funding of the Advanced Reactor Demonstration Program (“ARDP”) is also subject to future government appropriations and continued political support. The termination or failure to fund, or negative audit findings for, one or more of these contracts or the ARDP program could have an adverse impact on our business, financial condition, results of operations and cash flows. 9) We and our customers operate in a politically sensitive environment, and the public perception of nuclear energy can affect our customers and us. 10) Accidents involving nuclear power facilities, including but not limited to events similar to any of the Three Mile Island, Chernobyl or Fukushima Daiichi nuclear accidents, or terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, our customers and the markets in which we operate and potentially decrease demand for nuclear energy or facilities, increase regulatory requirements and costs or result in liabilities or claims that could materially and adversely affect our business. 11) The market for SMRs generating electric power and high-temperature heat is not yet established and may not achieve the growth potential we expect or may grow more slowly than expected. 12) There is limited operating experience for reactors of this type, configuration and scale, which may result in greater than expected construction cost, maintenance requirements, operating expense or delivery timing. 13) Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share. 14) We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in the Xe-100 and Xe-Mobile. We and our third party vendors may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms. 15) The Xe-100 and Xe-Mobile designs have not yet been approved nor licensed for use at any site by the NRC or the Canadian Nuclear Safety Commission, and its approval or licensing of these designs is not guaranteed. 16) Even if the Xe-100 and Xe-Mobile are licensed in the United States and Canada, we must still obtain approvals on a country by country basis to deploy these reactor technologies, which approvals may be delayed or denied or which may require modification to our design. 17) The cost of electricity generated from nuclear sources may not be cost competitive with other electricity generation sources in some markets, which could materially and adversely affect our business. 18) Changes in the availability and cost of electricity, natural gas and other forms of energy are subject to volatile market conditions that could adversely affect our business. 19) We are part of the nuclear power industry, which is highly regulated. Our fuel designs differ from fuels currently licensed and used by commercial nuclear power plants, and our SMR designs similarly differ from reactors currently in operation. As a result, the regulatory licensing and approval process for our nuclear power plants and others that operate with our nuclear fuels may be delayed and made more costly, and industry acceptance of our nuclear fuels may be hampered. 20) The operations of our planned fuel facility in Tennessee, and any future facilities, will be highly regulated by the U.S. federal and state-level governmental authorities, including the NRC as well as the State of Tennessee and the other jurisdictions in which we may establish operations. Our operations could be significantly impacted by changes in government policies and priorities. 21) We must obtain governmental licenses to possess and use radioactive materials, including isotopes of uranium, in our fuel facility operations. Failure to obtain or maintain, or delays in obtaining, such licenses could impact our ability to fabricate TRISO-X fuel for our customers, who will be initially reliant on us for fuel, and have a material adverse effect on our business, financial condition and results of operation. 22) We must complete nuclear grade material qualifications and obtain regulatory approvals for the use of various materials in our TRISO-X fuel and our reactor designs. This includes long lead time irradiation testing and analysis, which may require redesign or use of alternative suppliers if results are unsatisfactory. Further, certain key nuclear grade materials and components, such as graphite, are only produced in limited quantity and predominantly outside of the United States. Cultivating expanded foreign or domestic U.S. supply chain manufacturing capacity for key materials and components depends on cooperation from government and supply chain partners that may result in shortages and delays if not accomplished within assumed timelines or costs. 23) Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence. 24) If we are unable to access high-assay low-enriched uranium (“HALEU”), our ability to manufacture TRISO-X fuel will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. Historically, Russia has been a significant global supplier of HALEU, but due to the ongoing war in Ukraine and associated U.S. sanctions, we are highly dependent on the U.S. government for access to HALEU. 25) We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations. 26) Our business is subject to the policies, priorities, regulations, mandates and funding levels of multiple governmental entities and may be negatively or positively impacted by any change thereto. 27) The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget or appropriations process for any government fiscal year could have an adverse impact on our business, financial condition, results of operations and cash flows. 28) Our customers could incur substantial costs as a result of violations of, or liabilities under, environmental laws. 29) Changes in tax laws could adversely affect our business prospects and financial results. 30) We rely on intellectual property law and confidentiality agreements to protect our intellectual property. We also rely on intellectual property we license from third parties. Our failure to protect our intellectual property rights, our infringement of third party intellectual property or our inability to obtain or renew licenses to use intellectual property of third parties, could adversely affect our business. 31) We are subject to information technology and cyber security threats which could have an adverse effects, including regulatory effects, on our business and results of operations. 32) A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of a novel strain of coronavirus ( COVID 19 ), could adversely affect our business operations and our financial results. 33) Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition. 34) We depend on key executives and management to execute our business plan and conduct our operations. A departure of key personnel could have a material adverse effect on our business. 35) Our business plan requires us to attract and retain, qualified personnel including personnel with highly technical expertise. Were we not to be able to successfully recruit and retain experienced and qualified personnel, it could have a material adverse effect on our business. 36) As a growth-oriented company, our securities have been subject to downward pressures in recent months, including inflationary pressures, increases in interest rates and other adverse economic and market forces, which may result in high redemptions of the cash available from the trust fund. If there are substantial redemptions, there will be a lower float of our common stock outstanding, which may cause further volatility in the price of our securities and adversely impact our ability to secure financing following the closing of the proposed business combination. Note: Refer to the virtual data room for a complete list of risk factors. © 2023 X-Energy Reactor Company, LLC, all rights reserved 49

Endnotes Infrastructure Investing Accolades Note: There may be other award categories for which Ares, its funds or its portfolio companies were considered but did not receive awards. The awards noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance. All investments involve risk, including loss of principal. 1) Infrastructure Investors selected Ares Infrastructure Opportunities for Private Lender of the Year – Global, Renewables Investors of the Year – North America, Renewables Deal of the Year – Global (Apex Clean Energy) for the year 2021. Ares received the awards represented by survey participants that voted independently. In addition, survey participants could nominate another firm not listed in the category. Infrastructure Investors is a publication that covers the flow of private capital into infrastructure projects around the world, as published by PEI, which is a group focused exclusively on private equity, private debt, private real estate and infrastructure and agri-investing. Ares was selected as the winner of the aforementioned awards through a selection process by those persons choosing to vote in each category, which may include firms that submitted for awards, but which are not allowed to vote for themselves. Ares did submit for these categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. 2) Power Finance & Risk (PFR) selected Ares Infrastructure Opportunities for Private Equity Sponsor of the Year, and Credit Fund Manager of the Year for the year 2020. Ares received the awards represented by survey participants that voted independently. PFR provides news, analysis, proprietary data and perspectives on financing and M&A in the power and utilities industries and alternative energy firms, covering the Americas. Ares was selected as the winner of the aforementioned awards through a selection process by unprecedented judging panel comprising 45 senior market participants from across project development, banking, law and investing. The PFR editorial team combined the feedback obtained in these interviews with PFR’s own reporting and data to determine the final winners. Ares did submit for categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. IRA Potential Value Creation Assumptions 1) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero, electricity must be produced in the U.S. and sold to “unrelated persons,” facility meets U.S. Labor Department prevailing wage and apprenticeship standards § Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 § The prevailing wage and apprenticeship standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 2) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero and facility meets U.S. Labor Department prevailing wage and apprenticeship standards. Credits are subject to recapture if eligibility requirements are not maintained or if the facility is sold § Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 § The prevailing wage and apprenticeship standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 3) Hours in a year times 1,000 4) Shown in 2022 dollars. Tax credit will step-up annually with inflation. No inflation shown above 5) X-energy management's estimate for a customer's direct costs to construct a 4-pack XE-100 reactor. Subject to diligence and IRS rule making process on expense eligibility for investment tax credit 6) X-energy assumption not explicitly included in IRA; similar provisions have been included in prior renewables tax credit programs © 2023 X-Energy Reactor Company, LLC, all rights reserved 50